STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
[redacted]

03007452

January 31st, 2003

SUPPL

03 FEB 19 AM 7:21

Securities and Exchange Commission
Office of International Corp. Finance
450 – 5th Street S.W. (3094)
Washington, D.C. 20549

Dear Sir or Madam:

RE: Corporation No. 82-3605

Enclosed please find duplicate copies of information we are required to file under Rule 12g3-2(b).

Yours truly,

STAMPEDE OILS INC.

Nancy Kacso

Nancy Kacso

/njK
Encl.

PROCESSED
APR 01 2003
THOMSON
FINANCIAL

e.s.corp.sec.jan01

dlw 3/19

82-3605
1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

STAMPEDE OILS INC.

NEWS RELEASE

CALGARY, ALBERTA – January 24th, 2003, Stampede Oils Inc. advises the following information is of importance to all shareholders.

Stampede requested a halt in the trading of its shares on Tuesday, January 21st for the following reason:

A shareholder (and its principal), initiated a significant and wrongful legal action (as advised by the Company's counsel) against Stampede. This action is regarding a certain joint outstanding loan and related interest charges. Stampede's 1/3 rd interest of the $3.7 million (U.S.) principal amount is approximately $1.2 million (U.S.). The Company is not in default of the provisions of the related Loan Agreement.
(Jan. 31/2002 Annual Report – Note 9 (b)).

Stampede is under advisement that it has a very strong defense in this matter. The Company is prepared to respond with a substantial counter action against this shareholder should it be necessary.

However, at noon time yesterday, Thursday January 23rd, 2003, discussions between the parties resumed and therefore the intended more detailed information news letter is not being released. Should it appear that this action will in fact proceed; the Company will then make detailed information available. Shareholders will be kept advised.

An operational update letter to the shareholders on the current Turner Valley activities will be sent out next week and posted on the Stampede website. It will include the recent swabbing operation on the STF 2-34 oil well, which was conducted just prior to the end of the year, following the retrieval of the second downhole pump. The well was brought in during the last 3 ½ hours of the wellbore swabbing clean-up operation and during this period, the inflow recovery oil content steadily increased to **80%.** Details will follow.

For further information contact J.W. McLeod or N. Kacso (403) 265-6166

Stampede Oils Inc. www.stampede.ab.ca

STAMPEDE OILS INC. is listed on the TSX Venture Exchange under the symbol **STF.**

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82-3605

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

NEWS RELEASE

CALGARY, ALBERTA – January 24th, 2003, Stampede Oils Inc. advises the following information is of importance to all shareholders.

Stampede requested a halt in the trading of its shares on Tuesday, January 21st for the following reason:

A shareholder (and its principal), initiated a significant and wrongful legal action (as advised by the Company's counsel) against Stampede. This action is regarding a certain joint outstanding loan and related interest charges. Stampede's 1/3 rd interest of the $3.7 million (U.S.) principal amount is approximately $1.2 million (U.S.). The Company is not in default of the provisions of the related Loan Agreement. *(Jan. 31/2002 Annual Report – Note 9 (b)).*

Stampede is under advisement that it has a very strong defense in this matter. The Company is prepared to respond with a substantial counter action against this shareholder should it be necessary.

However, at noon time yesterday, Thursday January 23rd, 2003, discussions between the parties resumed and therefore the intended more detailed information news letter is not being released. Should it appear that this action will in fact proceed; the Company will then make detailed information available. Shareholders will be kept advised.

An operational update letter to the shareholders on the current Turner Valley activities will be sent out next week and posted on the Stampede website. It will include the recent swabbing operation on the STF 2-34 oil well, which was conducted just prior to the end of the year, following the retrieval of the second downhole pump. The well was brought in during the last 3 ½ hours of the wellbore swabbing clean-up operation and during this period, the inflow recovery oil content steadily increased to **80%.** Details will follow.

For further information contact J.W. McLeod or N. Kacso (403) 265-6166

Stampede Oils Inc. www.stampede.ab.ca

STAMPEDE OILS INC. is listed on the TSX Venture Exchange under the symbol **STF.**